UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 1, 2002

Maria Gray
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Re: PG&E Corporation
Incoming letter dated December 21, 2001

Dear Ms. Gray:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to PG&E by Nick Rossi. We also have received a letter on the proponent's behalf dated January 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

O
ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

Maria Gray
(415) 773-5464
mgray@orrick.com

December 21, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Nick Rossi

Ladies and Gentlemen:

We are writing on behalf of our client, PG&E Corporation, a California corporation (the "Corporation"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Corporation excludes a shareholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The proposal (the "Proposal") was submitted by Mr. John Chevedden, on behalf of Mr. Nick Rossi (the "Proponent"). A copy of the Proposal is attached as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Corporation deems the omission of the Proposal from the 2002 Proxy Materials to be proper. We have also enclosed copies of all additional correspondence. Pursuant to Rule 14a-8(j), copies of this letter are being sent to Mr. Chevedden and Mr. Rossi. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

For the reasons set forth below, the Corporation intends to omit the Proposal and the accompanying supporting statement from the 2002 Proxy Materials.

BACKGROUND

On July 26, 2001, the Corporation received a letter from Mr. Rossi, dated July 19, 2001, in which Mr. Rossi submitted the original draft of the shareholder proposal described below (the "Original Proposal") for inclusion in the 2002 Proxy Materials and designated Mr. Chevedden to act as his representative. A copy of this letter is attached as Exhibit B.

In the Original Proposal, Mr. Rossi requested that a simple-majority vote replace certain requirements set forth in the Corporation's articles of incorporation (the "Articles") applicable to certain business combinations involving the Corporation. These provisions require that a "business combination" (as defined in the Articles) be approved by the holders of a majority of the Corporation's outstanding shares and either (i) that the Board, without counting the vote of any director who is not a disinterested director approve the business combination or (ii) that the business combination satisfy specified minimum price criteria. These provisions are referred to as the "Fair Price Provisions".

The Proponent submitted a similar proposal for inclusion in the proxy materials for the Corporation's 2001 annual meeting of shareholders (the "2001 Proposal") requesting that the Fair Price Provisions be eliminated and to replace such provisions with a "simple-majority vote" requirement. The 2001 Proposal was approved by the shareholders at the 2001 annual meeting and, on October 17, 2001, in response to such shareholder approval, the Corporation's Board of Directors (the "Board") approved a proposal (the "Corporation Proposal") to amend the Articles to eliminate the Fair Price Provisions. The Corporation Proposal will be submitted to a vote of the shareholders at the Corporation's 2002 annual meeting and will be included in the 2002 Proxy Materials. In the Original Proposal, the Proponent indicates that Original Proposal relates to implementation of the 2001 Proposal.

On December 17, 2001, the Corporation received a second letter from the Proponent, dated December 17, 2001, containing the Proposal, which he also submitted for inclusion in the Corporation's 2002 Proxy Materials. The Proposal is identified by the Proponent as the "Proposal update" and the Corporation has determined that the Proposal is substantially similar to the Original Proposal. In Division of Corporation Finance, Staff Legal Bulletin #14 (July 13, 2001), the Staff indicated that, in the event that a company receives a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, the company *may*, but is apparently not required to, accept such revisions. The Corporation has determined that it will accept the shareholder's revised proposal and we therefore submit this no-action request based solely upon the Proposal. However, because the Proposal is generally incomprehensible, we sometimes make reference to the Original Proposal in an attempt to clarify what we believe to be the intended objective of the Proponent.

The Corporation notes, however, that, although the Proposal is substantially similar to the Original Proposal, unlike the Original Proposal, the Proposal does not refer to the Fair Price Provisions or the 2001 Proposal and appears to request that simple-majority approval be applied to a broader range of transactions than those defined in the existing Fair Price Provisions.

REASONS FOR OMISSION

The Corporation believes that the Proposal may properly be excluded from the 2002 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal is impermissibly vague and indefinite, and therefore misleading, in contravention of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibit such statements in proxy solicitation materials;

2. Rule 14a-8(i)(3), because the Proposal contains numerous false and misleading statements in contravention of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibit such statements in proxy solicitation materials;

3. Rule 14a-8(i)(10), because the Proposal has been substantially implemented;

4. Rule 14a-8(i)(9), because the Proposal conflicts with a proposal that the Corporation intends to include in the 2002 Proxy Materials; and

5. Rule 14a-8(i)(2), because the Proposal would require the Corporation to violate state law.

DISCUSSION

1. The Proposal Is Excludable Under Rules 14a-8(i)(3) and 14a-8(i)(6) Because It Is Impermissibly Vague and Indefinite, and Therefore Misleading.

The Proposal is properly excludable from the 2002 Proxy Materials because the Proposal is impermissibly vague and indefinite, contrary to Rule 14a-9. The Proposal, taken as a whole, is confusing and almost completely incomprehensible. The Proposal is even more confusing without reference to the Original Proposal. The Proposal requests, at least in part, that "simple-majority vote [be] the sole requirement, to the fullest extent possible, to effect a merger or business combination or other issue for shareholder vote for approval and board action." The Proposal also requires that "this provision apply as a bylaw even if [the Corporation's] poison pill is rescinded or expires" and that the Board "not adopt another proposal that negates or tends to negate the impact of [the Proposal]." As discussed further below, to the extent that the Proposal requests that the Board amend the Corporation's bylaws to provide for simple-majority voting in connection with the matters referenced by the Proposal, the scope of the Proposal and the manner in which the Corporation would implement the Proposal remain unclear.

In several no-action letters, the Staff agreed that the proposals could be excluded primarily for two reasons: (i) the proposals were so vague and indefinite that it would be difficult for shareholders to determine with any reasonable certainty what measures the companies would take in the event the proposals were approved; and (ii) any resultant action by the company would have to be made without guidance from the proposals and consequently in possible contravention of the intention of the shareholders who voted in favor of the proposals. See Philadelphia Electric Company (July 30, 1992); Philip Morris Companies, Inc. (February 7, 1991); Bank of New England Corp. (February 5, 1990); CCBT Bancorp, Inc. (April 20, 1999) and American International Group, Inc. (January 14, 1999). A proposal may also be properly omitted pursuant to Rule 14a-8(i)(6) if it is vague, with the result that a company "would lack the power or authority to implement" the proposal. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (January 14, 1992); Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears that the proposal...is so vague and indefinite as to make it impossible for either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Each element of the Proposal suffers from the defect of being so vague and indefinite as to be misleading. The Proposal does not indicate what action the Corporation should take to implement majority-shareholder voting as the only approval required for mergers, business combinations or "other issues for shareholder vote," a phrase that is not in any way defined or qualified in the Proposal. The Proposal indicates that the voting requirement "will apply as a bylaw," but does not otherwise request that the Board or the Corporation take any action to amend the bylaws. Moreover, an amendment to the Articles to eliminate the Fair Price Provisions would have to be approved by the shareholders, yet the Proposal does not request that the Articles be amended. Shareholders voting on the Proposal would be unable to determine what action the Corporation would take to implement the Proposal, and likely would be misled into believing that action need be taken only with respect to the Corporation's bylaws. Further, the Proposal neither describes the provisions (whether in the bylaws, the Articles or elsewhere) that would need to be revised in order to implement the Proposal nor, does it provide any other information that would allow the shareholders or the Corporation to make an informed decision.

In addition, it is entirely unclear what type of transactions or issues the Proposal is intended to reach. The Corporation Proposal relates to the elimination of the Fair Price Provisions which set forth approval criteria in connection with specific business combinations specified in the Articles. The Proposal seeks to impose the simple-majority voting requirement to effect any "merger or business combination or other issue for shareholder vote," without qualification of any kind. If the Corporation Proposal is approved by shareholders and the Fair Price Provisions are eliminated from the Articles, the approval requirements, if any, for any particular transaction will be proscribed by the California General Corporation Law (the "CGCL"). To the extent that the Proposal relates to the approval of issues not addressed under the CGCL, neither the Corporation nor the shareholders voting on the Proposal would be able to determine the proper scope of the voting requirement. Furthermore, to the extent that the Proposal merely requests that the Corporation provide its shareholders the same rights to vote on certain transactions as is provided under the CGCL, the Proposal is meaningless and its inclusion in the 2002 Proxy Materials would serve only to further confuse the Corporation and the shareholders regarding the intended scope of the Proposal. The Corporation believes that any action ultimately taken by the Corporation upon implementation of this proposal could be significantly different from the action envisioned by shareholders voting on the proposal.

As noted above, the Proposal is inherently flawed and misleading. As discussed in Section 3 below, the Corporation believes that the Corporation Proposal addresses the intended objective of the Proposal. If the Proposal requests that the Corporation or the Board take some action different from or in addition to the Corporation Proposal, without further guidance, the Corporation would have no clear directions regarding the actions necessary to implement the Proposal and the shareholders would likely have widely divergent views of the actions that would be expected of the Corporation. As a result, it does not appear that either the shareholders of the Corporation or the Board would be able to determine what actions the Corporation would have to take to comply with the Proposal. Accordingly, the Corporation is of the view that the Proposal may be omitted from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

2. ***The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 Because It Contains Statements that Are False and Misleading.***

In addition to being confusing and misleading because it is vague and indefinite (as described in Section 1 above), the Proposal may properly be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows for the exclusion of a shareholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. As discussed further below, the Proposal contains numerous false and misleading statements that are prohibited under Rule 14a-9. The Corporation believes that these statements, which permeate the Proposal and thus should be assessed in their entirety, warrant exclusion of the Proposal from the 2002 Proxy Materials. Alternatively, if the entire Proposal is not excludable, the Corporation believes that these false and misleading statements may be omitted from the 2002 Proxy Materials:

- *"Enhance Simple Majority Vote proposal approved by 93% of yes-no votes."*

It is unclear to which proposal this statement refers. Based on the Original Proposal, we assume that the Proponent is referring to the 2001 Proposal, which was approved by the shareholders at the Corporation's 2001 annual meeting. In the 2001 Proposal, however, the

Proponent made the same claim regarding the percentage of shareholder approval in connection with an identically-named proposal approved by the shareholders at the Corporation's 2000 annual meeting. The Corporation's Form 10-Q, filed with the Commission on August 2, 2001, indicates that the 2001 Proposal was approved by 56% of the shares represented and voting at the 2001 annual meeting (including abstentions but excluding broker non-votes).

- *"This provision is to apply as a bylaw even if [the Corporation's] poison pill is rescinded or expires."*

The meaning of this statement is misleading for two reasons. First, although the Corporation assumes that the Proponent is requesting that the Proposal be implemented by an amendment to its Bylaws, whether the Proponent is actually requesting such an amendment and the form the amendment would take is entirely unclear. Since a bylaw amendment may not necessarily effect the Proponent's desired objective, the Shareholders would likely be misled with respect to the actions required by the Proposal. Second, this statement, like many of the Proponent's statements, implies some connection between the Proposal and the Corporation's shareholder rights plan. The Corporation's shareholder rights plan and any recission or expiration of such plan has no effect whatsoever on the shareholder's ability (or inability) to exercise rights as a shareholder under the Articles, the Corporation's bylaws or under state or federal law and it's confusing and misleading to infer a connection between the two.

- *"This also includes that, if our directors adopt any part of this proposal, that our directors not adopt another proposal that negates, or tends to negate the impact of this proposal. In other words we want to trust our directors to not – repeat not – take bylaw and/or policy maneuvering steps that reverse each other."*

This statement implies that the Board has previously engaged, or is likely to engage, in "bylaw and/or policy maneuvering" to the detriment of the shareholders, but the Proponent offers no factual support for this implication. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See The Chase Manhattan Corporation (March 30, 2000). The referenced statement implies that the Board cannot be trusted to fairly implement a proposal adopted by the shareholders, which indirectly impugns the integrity of the Corporation and the Board and indirectly charges them with improper and potentially illegal conduct without factual foundation. The Staff has agreed that a statement making such an indictment is false and misleading when there is no evidence offered to support it, and the statement is therefore excludable. See Archer-Daniels-Midland Company (July 22, 1999); see also Gannett Company Incorporated (March

30, 2000).

- *"One reason for this proposal is that our company recently adopted a poison pill without our approval."*

This statement is misleading because it implies that the Board improperly adopted a shareholder rights plan without the shareholders' approval or that the Board should have obtained shareholder approval. Nothing in the Articles, the Corporation's bylaws or the CGCL (and, for example, the Delaware General Corporation Law) specifically requires shareholder approval for the adoption of a shareholder rights plan. Furthermore, the statement also implies that implementation of the Proposal would provide the shareholders the opportunity to approve the future adoption by the Corporation of shareholder rights plans and similar actions by the Corporation. Even under the most permissive reading of the Proposal, if implemented, the Proposal would have no effect on the shareholders' rights under the Articles, the Corporation's bylaws or under state or federal law in connection with the Corporation's adoption of a shareholders rights plan and it's confusing and misleading to infer a connection between the two.

- *"The poison pill can limit the impact of simple majority shareholder vote."*

The Proponent does not detail how or why the shareholder rights plan limits the impact of shareholder votes. The Corporation's shareholder rights plan merely discourages hostile takeover bids by giving the Board bargaining leverage and more time to make decisions in connection with a potential take-over. The rights plan does not impact or diminish the rights of the shareholders to vote on a merger or acquisition involving the Corporation in any way and any implication that the purpose or intent of the rights plan is to limit shareholder votes, and/or that having a rights plan in place somehow negates an otherwise-effective shareholder vote is patently false and misleading.

- *"[The shareholder rights plan] can also take oversight power from shareholders who may need to exercise more vigilance in evaluating our company's strategic plan during bankruptcy."*

This statement is patently false and irrelevant. A shareholder rights plan is triggered by and relates only to hostile takeover attempts and it has no effect whatsoever on the shareholder's ability to exercise rights as a shareholder under the Articles, the Corporation's bylaws or under state or federal law. In addition, any implication that the Proposal or the shareholder rights plan has any effect on a shareholder's ability (or inability) to evaluate the Corporation's strategic plans is inherently misleading and should be excluded from the Proposal. This statement is also misleading in that it incorrectly implies that the Corporation is currently engaged in bankruptcy proceedings. Pacific Gas and Electric Company, a subsidiary of the Corporation, not the Corporation, is engaged in bankruptcy proceedings.

- *"Shareholders may value some input in oversight of our company's plan to exit bankruptcy. This could help ensure that our company's plan is focused more on core business competency and less on perceived over-reliance on avoiding current regulation."*

  This statement is also misleading and irrelevant because, as noted above, the Corporation is not engaged in bankruptcy proceedings. In addition, the statement implies that the Corporation has tried to avoid regulations rather than focus on core business competency, another accusation made without any factual support. The Proponent does not provide any evidence that anyone besides himself perceives that the Corporation has demonstrated an "over-reliance on avoiding regulation." Such assertions are inflammatory and impugn the character, integrity and personal reputation of the Board and indirectly imply that the Board has engaged in improper and potentially illegal conduct. As noted above, any implication that the Proposal will have any effect on a shareholder's ability (or inability) to evaluate or provide input in connection with the Corporation's business plans is inherently misleading and should be excluded from the Proposal.

In light of the foregoing, we believe that the false and misleading statements contained throughout the Proposal, which purport to state facts or directly and indirectly impugn the Corporation's and the Board's reputation through charges of improper, illegal or immoral conduct without factual foundation, are precisely the type of statements prohibited under Rule 14a-9. Thus, exclusion of the Proposal or, alternatively, each of the statements enumerated above from the Corporation's 2002 Proxy Materials is warranted under Rule 14a-8(i)(3).

3. The Proposal Has Already Been Substantially Implemented Within the Meaning of Rule 14a-8(i)(10).

The Proposal may properly be excluded pursuant to Rule 14a-8(i)(10), which permits the exclusion of a shareholder proposal when a company has already "substantially implemented" the elements of the Proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. Rather, the applicable standard is one of substantial implementation. See Exchange Act Release No. 34-20091 (Aug. 16, 1983). See also Texaco, Inc. (March 28, 1991) ("a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."). See also AMR Corporation (April 17, 2000); Masco Corporation (March 29, 1999).

As noted above, the Proposal requests, in part, that simple-majority voting be the "sole requirement to effect a merger or business combination or other issue for shareholder vote." Although the Proposal does not enumerate the actions the Corporation should take to implement the Proposal, the Original Proposal appears to provide some guidance by requesting that the Corporation eliminate the Fair Price Provisions or otherwise implement the 2001 Proposal. The Corporation Proposal, if approved, will require amendment of the Articles to remove the Fair Price Provisions and will effectively implement the 2001 Proposal. Thus, the inclusion of the Corporation Proposal in the 2002 Proxy Materials fully implements the request made in the Proposal.

Further, in Current Income Shares, Inc. (July 10, 2001), the Corporation notes that the Staff stated, "[i]n order for a proposal to be substantially implemented, the Board must have actually taken steps to implement the proposal." In SEC Release No. 34-39093 (September 18, 1997), the Staff confirmed that it is insufficient for the company to have merely considered the proposal. However, by including the Corporation Proposal in the 2002 Proxy Materials, the Board has not merely considered the actions apparently suggested by the Proposal, it has taken steps to actually implement what the Corporation believes to be the primary objective of the Proposal.

Based on the foregoing, the Corporation submits that the Proposal has been "substantially implemented" and therefore, may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(10).

4. The Proposal May Be Omitted Under Rule 14a-8(i)(9) Because It Conflicts with the Corporation Proposal.

The Proposal may properly be excluded pursuant to Rule 14a-8(i)(9), which permits the exclusion of a shareholder proposal, if such proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." As described above, the Corporation Proposal deals with the same subject matter as the Proposal. In Gabelli Equity Trust (March 15, 1993) and Fitchburg Gas and Electric Light Company (July 30, 1991), the Staff interpreted former Rule 14a-8(c)(9) (the predecessor to current Rule 14a-8(i)(9)), to allow a company to omit a shareholder proposal if there is some basis for concluding that submitting both the shareholder's proposal and the company's proposal to a shareholder vote would lead to an inconsistent and inconclusive mandate from shareholders. While the Proposal and the Corporation Proposal are intended to achieve the same end, only the Corporation Proposal specifies the means. If the Proposal and the Corporation Proposal were submitted to a shareholder vote and the Proposal was approved by a majority of the shareholders and the Corporation Proposal was not, then the Corporation would face an inconsistent and inconclusive mandate from its shareholders regarding the elimination of the Fair Price Provisions from the Articles.

Because the Proposal conflicts with the Corporation Proposal, the Corporation is permitted to omit the Proposal under Rule 14a-8(i)(9).

5. The Proposal May Be Omitted Under Rule 14a-8(i)(2) Because Its Implementation Would Require the Corporation to Violate State Law.

Under Rule 14a-8(i)(2), a company may omit a shareholder proposal from its proxy materials "if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." As a California corporation, the Corporation is subject to the CGCL. Because the Articles currently contain the Fair Price Provisions, the Proposal cannot be implemented by the Board without amending the Articles. However, the Proposal does not request that the Corporation amend the Articles, which, under Section 902 of the CGCL, requires shareholder approval. Thus, any action by the Board to unilaterally amend the Articles without shareholder approval would be a violation of state law.

In addition, the Proposal also indicates that the Board should be prohibited from adopting "another proposal that negates or tends to negate the impact of [the Proposal]." Section 309 of the CGCL provides, in part, that "[a] director shall perform the duties of a director ... in good faith, in a manner such director believes to be in the best interests of the corporation and its shareholders." To the extent that the Board believes that it is in the best interests of the Corporation and its shareholders to take an action that negates or tends to negate the impact of the Proposal, whether such action is in connection with a proposal submitted by a shareholder for inclusion in the Corporation's proxy materials or submitted by the Board directly to the shareholders for their approval, any prohibition on such action would cause the Board to violate state law.

Because implementing the Proposal without amending the Articles and without obtaining the requisite shareholder approval for an amendment to the Articles would require the Corporation to violate state law, and because the Proposal would also prohibit the Board from complying with its obligations under the CGCL, the Corporation may omit the Proposal under Rule 14a-8(i)(2).

CONCLUSION

On the basis of the foregoing, the Corporation intends to omit the Proposal from the 2002 Proxy Materials. The Corporation respectfully requests the concurrence of the Staff of the Commission that the Proposal may be excluded from the 2002 Proxy Materials. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Corporation requests the Staff's concurrence that certain portions of the Proposal and supporting statements identified in Section 2 may be excluded from the 2002 Proxy Materials. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of the 2002 Proxy Materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the 2002 Proxy Materials to its printer by February 21, 2002. Accordingly, we request that the Commission respond as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to be by fax at (415) 773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

MGray
Maria Gray

Enclosures

cc: John Chevedden
Nick Rossi
Linda Y.H. Cheng
Gary P. Encinas

EXHIBIT A

PROPOSAL

PG&E Corporation™

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS &
FACSIMILE (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

This will acknowledge receipt of the updated shareholder proposal, which was submitted by facsimile transmission on December 17, 2001, by Mr. Nick Rossi for consideration at the 2002 annual meeting or next shareholder meeting of PG&E Corporation. PG&E Corporation will treat the original proposal as having been superseded. Mr. Rossi has informed us that you will be representing him with regard to this proposal. I have referred the updated proposal to Mr. Bruce R. Worthington, Senior Vice President and General Counsel, for review.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please note that PG&E Corporation reserves the right to omit the proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

cc: Nick Rossi

To: Mr. Robert D. Glynn, Jr.
Annual Meeting Rule 14a-8 Proposal update, December 17, 2001
5 – Enhance Simple Majority Vote

[This proposal topic is designated by the shareholder and intended for publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading or confusing shareholders.]

Enhance Simple Majority Vote proposal approved by 93% of yes-no votes

Nick Rossi, P.O. Box 249, Boonville, CA 95415, shareholder, submits this proposal.

Shareholders request:

Under this enhancement, simple-majority vote is to be the sole requirement, to the fullest extent possible, to effect a merger or business combination or other issue for shareholder vote for approval and board action.

This provision is to apply as a bylaw even if our company's poison pill is rescinded or expires. This also includes that, if our directors adopt any part of this proposal, that our directors not adopt another proposal that negates, or tends to negate the impact of this proposal. In other words we want to trust our directors to not – repeat not – take bylaw and/or policy maneuvering steps that reverse each other.

One reason for this proposal is that our company recently adopted a poison pill without our approval. The poison pill can limit the impact of simple majority shareholder vote. It can also take oversight power from shareholders who may need to exercise more vigilance in evaluating our company's strategic plan during bankruptcy.

Core business competency

Shareholders may value some input in oversight of our company's plan to exit bankruptcy. This could help ensure that our company's plan is focused more on core business competency and less on any precieved over-reliance on avoiding current regulation.

To enhance shareholder oversight and value:

Enhance Simple Majority Vote
Yes for Proposal 5

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

EXHIBIT B

ORIGINAL PROPOSAL

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

415.267.7070
Fax: 415.267.7260

August 2, 2001

VIA FEDERAL EXPRESS &
FACSIMILE (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

This will acknowledge receipt of the shareholder resolution signed July 19, 2001, which was submitted by facsimile transmission on July 25, 2001, by Mr. Nick Rossi for consideration at the 2002 annual meeting or next shareholder meeting of PG&E Corporation. Mr. Rossi has informed us that you will be representing him with regard to this proposal. I have referred the proposal to Mr. Bruce R. Worthington, Senior Vice President and General Counsel, for review.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please note that the PG&E Corporation reserves the right to omit the proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

cc: Nick Rossi

P.O. Box 249
Boonville, CA 95415

FX: 415/973-0585

RECEIVED
PG&E CORPORATION

JUL 26 2001

OFFICE OF THE
CORPORATE SECRETARY

Mr. Robert D. Glynn, Jr.
Chairman of the Board
PG&E Corporation
77 Beale Street
San Francisco, CA 94105

Dear Mr. Glynn and Directors of PG&E Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting or next shareholder meeting. The submitted format is intended to be used for publication. Rule 14a-8 requirements are and/or will be met including ownership of the required stock through the date of the applicable shareholder meeting.

This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the next shareholder meeting before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. John Chevedden. 2002

Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Sincerely,

Nick Rossi
Shareholder of Record
PG&E Corporation

7/19/01
Date

cc:
Leslie H. Everett
FX: 415/267-7260

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

July 25, 2001

Proposal 5

Enhance Simple Majority Vote

Nick Rossi, P.O. Box 249, Boonville, CA 95415, shareholder, submits this proposal for vote by PG&E Corporation shareholders.

Enhance Simple Majority Vote

(This proposal topic is designated by the shareholder and intended for publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading or confusing shareholders.)

Simple Majority Vote Approved by a 93% Vote in 2000

Shareholders recommend:

Enhance Simple Majority Vote Proposal that was approved by a 93% shareholder vote in 2000 and adopted by the company. This enhancement to the 2000 proposal was approved by shareholders at the 2001 annual meeting. Although PG&E Corp. adopted the 2000 proposal it has not adopted the 2001 enhancement – also approved by shareholders.

Votes equally valuable

It is believed that the 2000 and 2001 shareholder approval votes are equally as valuable. Thus both approval votes should lead to proposal adoption. Similarly, just as the company accepted the 2001 shareholder votes for election of directors, it should accept the 2001 shareholder votes for enhanced Simple Majority Vote.

PG&E should act on the 2001 majority shareholder vote and not require a second shareholder approval in 2002 before taking shareholder approved action.

Under this enhancement proposal, the simple majority vote to effect a merger or business combination in Item No. 3 of the 2000 proxy statement, is to be the sole requirement for approval and board action.

Simple majority vote is to replace the requirements the company attached to Simple Majority Vote:

1) Additionally the business combination must be approved by a disinterested board or
2) Additionally the fair price criteria must be met.

This proposal means that simple majority vote is all that is necessary to effect approval of a merger or business combination.

A major institutional shareholder advisor firm stated that fair price provisions rarely protect shareholders. Instead they are designed to:

1) Discourage would-be acquirers from taking a controlling interest in the company and
2) Discourage giving shareholders an opportunity to sell shares at a premium in instances where management does not favor an acquisition.

Hence shareholders could be denied a premium price for their stock simply because management opposed the transaction for personal reasons.

This independent firm maintains that a simple majority of voting shares should be all that is necessary to effect changes regarding a company and its corporate governance provisions. Requiring more than a simple majority may permit management to entrench itself by blocking amendments that are in shareholders' best interest.

To increase shareholder value:

Enhance Simple Majority Vote
Vote Yes for Proposal 5

The above format is intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is respectfully requested to insert the correct proposal number based on the dates proposals are initially submitted.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PG&E Corporation (PCG)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Nick Rossi Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the PG&E Corporation (PCG) no action request (NAR). It is believed that PCG must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) (Fallacy) Vagueness is a company asset when complaining about vagueness:
The company does not define "impermissibly vague" and does not distinguish it from permissibly vague.
2) Self-impugn:
The company, with expensive outside help paid for by shareholders, implies that its board needs an implementation checklist included with a shareholder proposal.
3) The company may place an over-reliance on implies, a subjective term.
4) (Fallacy) Company corporate governance practices have no relationship to the company strategic plan.
5) (Fallacy) There is no relationship between shareholders exercising their rights and the company response to a hostile take-over.
6) (Fallacy) PG&E and its subsidiaries are totally unrelated.
7) Company self impugn:
From the company claim it appears that the board of the parent company never discusses the bankruptcy of its subsidiary.
8) Over-reliance on avoiding regulation
The company is well aware that its latest plan to pull out of bankruptcy includes various means to be subject to less regulation.
9) With the burden of proof on the company, the company has not supplied any text of a purported company proposal.

10) It is difficult to compare a shareholder proposal submitted in November with a phantom company proposal suggested in January.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: PCG
Chris Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2001

The proposal relates to simple-majority voting.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PG&E relies.

Jonathan Ingram
Special Counsel